NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08023967

January 31, 2008

Received SEC
JAN 3 1 2008
Washington, DC 20549

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2008

Re: PepsiCo, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Hall:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to PepsiCo by the National Legal and Policy Center. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

December 21, 2007

Re: PepsiCo, Inc. – Shareholder Proposal Submitted by National Legal and Policy Center

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted to PepsiCo on November 20, 2007 by Peter Flaherty, President of National Legal and Policy Center (the "Proponent"), for inclusion in the proxy materials PepsiCo intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, PepsiCo omits the Proposal from its 2008 proxy materials. PepsiCo expects to file its definitive proxy materials with the Commission on or about March 21, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before PepsiCo files its definitive 2008 proxy materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of PepsiCo's intention to omit the Proposal from its 2008 proxy materials. PepsiCo has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by PepsiCo as to the factual matters set forth herein.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal requests that PepsiCo's board of directors adopt a policy that allows shareholders to vote on an advisory management resolution at each annual meeting to approve or disapprove the Compensation Discussion and Analysis report ("CD&A") in the proxy statement.

PepsiCo intends to omit the Proposal from its 2008 proxy materials because it substantially duplicates another proposal previously submitted to PepsiCo by another proponent that will be included in the company's 2008 proxy materials for the same Annual Meeting of Shareholders.

II. Discussion

Rule 14a-8(i)(11) permits a company to omit a proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Proposal was submitted to PepsiCo on November 20, 2007. Prior to November 20, 2007, PepsiCo received the following shareholder proposal (the "Earlier Proposal"), dated November 15, 2007, from the Boards of Trustees of TIAA-CREF:

> ***RESOLVED***, *that the shareholders of PepsiCo (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.*
>
> Supporting Statement
>
> *The recent amendments to the Securities and Exchange Commission's rules governing the disclosure of executive compensation are intended to provide shareholders with clearer and more complete information about the Company's compensation policies, goals, metrics, rationale and cost. The new rules should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program. We believe that a non-binding, advisory vote is an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders.*

> *An advisory vote would inform management and the board of shareholder views without involving shareholders in compensation decisions. We believe that the results of an advisory vote would encourage independent thinking by the board, stimulate healthy debate within the Company and promote substantive dialogue about compensation practices between the Company and its investors.*
>
> *We urge you to vote "FOR" this proposal.*

* * *

The Commission has stated that the grounds for exclusion of a shareholder proposal under rule 14a-8(i)(11) are intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under rule 14a-8(i)(11). In granting requests for no-action relief under rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where such proposals differ in terms and scope. *General Motors Corporation* (April 5, 2007); *JPMorgan Chase & Co.* (March 5, 2007); *Gannett Co., Inc.* (December 21, 2005); *Sun Microsystems, Inc.* (July 29, 2005); *Paychex, Inc.* (July 18, 2005); *Comcast Corporation* (March 22, 2005); *The Home Depot, Inc.* (February 28, 2005); *Constellation Energy Group, Inc.* (February 19, 2004); *Time Warner Inc.* (February 11, 2004); *Siebel Systems, Inc.* (April 15, 2003).

The terms of the Earlier Proposal and the Proposal are nominally different, but the principal thrust and focus of each of the proposals calls for a shareholder advisory vote on PepsiCo's CD&A. For example, while the Proposal includes the statement that "the policy should provide that appropriate disclosures will be made to ensure that shareholders fully understand that the vote is advisory, will not affect any person's pay, and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders," this additional detail only repeats the advisory character of the shareholder vote contemplated by the Proposal and does not alter its substance. In addition, while the Earlier Proposal specifies that PepsiCo's compensation committee report also be subject to the advisory vote, under item 407(e)(5) of Regulation S-K the compensation committee report now consists only of a statement as to whether the compensation committee has reviewed and discussed the CD&A and whether, based on such review and discussion, the compensation committee recommended to the board of directors that the CD&A be included in the proxy statement. Finally, while the Earlier Proposal specifically states that the advisory vote should address the "executive compensation policies and practices" set forth in the CD&A, this additional language merely summarizes the subject matter of the CD&A required by item 402(b) of Regulation S-K. Accordingly, the advisory vote called for by the

Earlier Proposal will present the same issues for consideration by PepsiCo's shareholders as would the advisory vote called for by the Proposal. Because the principal thrust and focus of the Proposal and the Earlier Proposal are the same, and the Earlier Proposal was submitted to PepsiCo before the Proposal, PepsiCo intends to omit the Proposal from its 2008 proxy materials in accordance with rule 14a-8(i)(11).

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from PepsiCo's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: Thomas H. Tamoney, Jr., Esq.
Cynthia A. Nastanski, Esq.
Christopher Bellanca, Esq.
PepsiCo, Inc.

Mr. Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
Fax: 703-237-2090
(via fax and courier)

Exhibit A

Shareholder Proposal Submitted by National Legal and Policy Center

Shareholder Vote on Executive Pay

RESOLVED, shareholders request that our board of directors adopt a policy that allows shareholders to vote on an advisory management resolution at each annual meeting to approve or disapprove the Compensation Discussion and Analysis report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that shareholders fully understand that the vote is advisory, will not affect any person's pay, and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Supporting Statement:

The Corporate Library gives PepsiCo a "C" in its governance rating "due to continued concerns over CEO compensation levels which are relative to other large cap firms misaligned with shareholder interests and not tied to company performance."

The Corporate Library expresses a "high concern for shareholder interests because of the compensation paid to former Chief Executive Officer Steven S. Reinemund in 2006." Regarding current CEO Indra Nooyi, the Corporate Library states, "Our view is that shareholder interests will benefit from a CEO shareholder compensation package for Ms. Nooyi that is more in line with compensation at other large cap firms."

Current rules governing senior executive compensation do not give shareholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Although the vote isn't binding, it allows shareholders a voice.

Unless PepsiCo voluntarily gives shareholders such a voice, Congress may well pass legislation forcing the Company to do so, such as the "Shareholder Vote on Executive Compensation Act" (H. R. 1257).

National Legal and Policy Center
"promoting ethics in public life"

cc: Tom Tamoney
Dan Bryant
Paul Boykas

November 20, 2007

Mr. Larry D. Thompson
Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577-1444

VIA FAX 914-253-3051

Dear Mr. Thompson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 54 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Shareholder Vote on Executive Pay.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Shareholder Vote on Executive Pay
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046

Shareholder Vote on Executive Pay

RESOLVED, shareholders request that our board of directors adopt a policy that allows shareholders to vote on an advisory management resolution at each annual meeting to approve or disapprove the Compensation Discussion and Analysis report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that shareholders fully understand that the vote is advisory, will not affect any person's pay, and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Supporting Statement:

The Corporate Library gives PepsiCo a "C" in its governance rating "due to continued concerns over CEO compensation levels which are relative to other large cap firms misaligned with shareholder interests and not tied to company performance."

The Corporate Library expresses a "high concern for shareholder interests because of the compensation paid to former Chief Executive Officer Steven S. Reinemund in 2006." Regarding current CEO Indra Nooyi, the Corporate Library states, "Our view is that shareholder interests will benefit from a CEO shareholder compensation package for Ms. Nooy that is more in line with compensation at other large cap firms."

Current rules governing senior executive compensation do not give shareholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Although the vote isn't binding, it allows shareholders a voice.

Unless PepsiCo voluntarily gives shareholders such a voice, Congress may well pass legislation forcing the Company to do so, such as the "Shareholder Vote on Executive Compensation Act" (H. R. 1257).

1850 K Street NW Suite 900
Washington DC 20006

Tel 202 857 5444
Fax 202-857-5460
Toll Free 800 424 3209

citi smith barney

November 19, 2007

Corporate Secretary
PepsiCo, Inc.

Re: Shareholder Resolution of National Legal and Policy Center

Dear Madam or Sir:

Citigroup Global Markets Inc. holds 54 shares of PepsiCo, Inc. (the "Company") common stock beneficially for National Legal and Policy Center, the proponent of a shareholder proposal submitted to PepsiCo, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Citigroup Global Markets Inc. have been beneficially owned by National Legal and Policy Center continuously for more than one year prior to the submission of its resolution. Forty-four of these shares were purchased on November 11, 2003, and 10 of these shares were received into the account on September 12, 2003, and Citigroup Global Markets Inc. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Edward Rumph
Vice President – Wealth Management
Control Administrator

cc: Peter Flaherty, NLPC

The information contained herein was prepared for informational purposes only and does not represent an official statement of your account at the Firm. Please refer to your original statements for a complete record of your transactions, holdings and balances.

National Legal and Policy Center

"*promoting ethics in public life*"

fax cover sheet

TO: LARRY D. THOMPSON
PEPSICO SECRETARY

FR: PETER FLAHERTY

Pages to follow 3 (not including this page)

CONFIDENTIALITY NOTE

The documents accompanying this facsimile transmission contain information belonging to the National Legal and Policy Center, which is confidential and/or legally privileged. This information is only intended for the use of the individual or entity named above. If you are not the named recipient, you are hereby notified than any disclosure, copying, distribution or taking of this information for any use whatsoever is strictly prohibited. If you have received this facsimile in error, please immediately contact us by telephone to arrange for the return of the original documents to us.

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board adopt a policy that allows shareholders to vote on an advisory management resolution at each annual meeting to approve or disapprove the Compensation Discussion and Analysis report in the proxy statement.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in PepsiCo's proxy materials. In this regard, we note your representation that another proposal was previously submitted to PepsiCo by another proponent. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Craig Slivka
Attorney-Adviser

END